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                                January 31, 2006


VIA MAIL & EDGAR

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Mendocino Brewing Company, Inc.
        Form 8-K filed December 8, 2005
        Form 8-K filed January 12, 2006
        File No. 001-13636

Dear  Mr. Moran:

        We have been asked by Mendocino Brewing Company, Inc. (the "Company") to respond on its behalf to the matters included in your letter of comments dated January 17, 2006.

        We have used our best efforts to provide the following response to your request as accurately and expeditiously as possible. We have also attached a statement of the Company's President, Yashpal Singh, which includes certain representations of the Company as requested in your letter. If you would like to discuss any of the matters set forth herein; please contact me at your convenience.

1. Your September 8, 2005 filing reported that Moss Adams would resign at a future date; however, you have not filed an Item 4.01 Form 8-K amendment to report the date that they ceased to be your auditor. Please file an amendment to your September 8, 2005 filing to do so. Alternatively, we would not object if you amended the January 12, 2006 filing to report this information. We would expect the amended filing to state that there were no disagreements or reportable events through the last day Moss Adams acted as your principal accountant, if true. The amendment should also include an undated letter from Moss Adams agreeing with the disclosures or stating why they do not agree.

        The Company has amended its Form 8-K originally filed on January 12, 2006 to report that Moss Adams ceased to be the Company's auditor as of December 30, 2005 (the "Termination Date"). The amended Form 8-K also reports that there were

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Mr. Michael Moran
January 31, 2006
Page 2


     no disagreements between the Company and Moss Adams through the Termination Date, and includes a letter from Moss Adams agreeing with the disclosures made in the amended filing.


                                                      Sincerely,


                                                      Sara Finigan




     Cc: Yashpal Singh

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                            STATEMENT OF PRESIDENT OF

                         MENDOCINO BREWING COMPANY, INC.


        As President of Mendocino Brewing Company, Inc. (the "Company"), in connection with the receipt of that certain letter of comment from Michael Moran of the United States Securities and Exchange Commission (the "Commission"), dated January 17, 2006, I hereby make the following statements on behalf of the
Company: The Company acknowledges and agrees that:

        (1) The Company is responsible for the adequacy and accuracy of the disclosure made in its filings under the Securities Exchange Act of 1934, as amended, (the "Filings");

        (2) Staff comments on the Filings or changes to disclosures contained in any Filings in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

        (3) The Company may not assert staff comments to the Filings or Commission actions with respect to the Filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Mendocino Brewing Company, Inc.


        Dated:  January 31, 2006           /s/ Yashpal Singh
                                           -------------------------------------
                                           Yashpal Singh, President and CEO